FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                 3 February 2006



                       Barclays PLC and Barclays Bank PLC
                             (Names of Registrants)

                                1 Churchill Place
                                 London E14 5HP
                                     England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F [X]        Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-126811) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

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                                  EXHIBIT INDEX

Exhibit No:

23.4 Consent of Cadwalader, Wickersham & Taft LLP, tax counsel to Barclays Bank PLC.


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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          BARCLAYS PLC
                                          (Registrant)



Date:  3 February 2006                    By:  /s/ Patrick Gonsalves
                                             ----------------------------------
                                             Name  Patrick Gonsalves
                                             Title Deputy Secretary


                                          BARCLAYS PLC
                                          (Registrant)



Date:  3 February 2006                    By:  /s/ Patrick Gonsalves
                                             ----------------------------------
                                             Name  Patrick Gonsalves
                                             Title Joint Secretary